Aimfinity Acquisition Corp. I

221 W 9th St, PMB 235
Wilmington, Delaware 19801

July 29, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Christie Wong
Terence O’Brien

Re:	Aimfinity Acquisition Corp. I

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-41361

Dear Ms. Wong and Mr. O’Brien:

Aimfinity Acquisition Corp. I (the “Company”) hereby provides a response to the comment issued by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in a letter dated July 24, 2024 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). Contemporaneously, the Company is filing Amendment No. 1 to the Form 10-K (the “Form 10-K/A”). For your convenience, the comment is repeated below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023

Exhibit 31

1.	We note that the certifications provided as Exhibit 31.1 and Exhibit 31.2 for your Form 10-K for fiscal year ended December 31, 2023 do not include paragraph 4(b) and the introductory language in paragraph 4, referring to your internal control over financial reporting. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. Please ensure the revised certifications refer to the Form 10-K/A and are currently dated.

Response: In response to the Staff’s comment, the Company has revised the certifications provided as Exhibit 31.1 and Exhibit 31.2 and has refiled them with the Form 10-K/A.

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If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger, Esq., of Robinson & Cole LLP, at (212) 451-2907, or Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ I-Fa Chang
I-Fa Chang CEO and Chairman

cc:	Ze’-ev D. Eiger, Esq.
Arila E. Zhou, Esq.
Robinson & Cole LLP